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                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                             SCHEDULE 13G

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED
       PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS
              THERETO FILED PURSUANT TO RULE 13d-2(b)
                          (AMENDMENT NO. 2)


                       ACADIANA BANCSHARES, INC.
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                          (Name of Issuer)


                 Common Stock, Par Value $.01 Per Share
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                     (Title of Class of Securities)


                             004280 10 3
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                            (CUSIP Number)


                          December 31, 1998
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            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

              [X] Rule 13d-1(b)
                  Rule 13d-1(c)
                  Rule 13d-1(d)

                           Page 1 of 5 Pages
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CUSIP NO. 004280 10 3                                        Page 2 OF 5 Pages
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1. NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Acadiana Bancshares, Inc. Employee Stock Ownership Plan Trust
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                               (b) [ ]
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3. SEC USE ONLY
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4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Louisiana
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    NUMBER OF         5. SOLE VOTING POWER
     SHARES
  BENEFICIALLY           163,770
  OWNED BY EACH       --------------------------------------------------------
    REPORTING         6. SHARED VOTING POWER
   PERSON WITH
                         54,730
                      -------------------------------------------------------
                      7. SOLE DISPOSITIVE POWER

                         163,770
                      -------------------------------------------------------
                      8. SHARED DISPOSITIVE POWER

                         54,730
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    217,563
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   [ ]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    11.95%
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12. TYPE OF REPORTING PERSON

    EP
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CUSIP NO. 004280 10 3                                        Page 3 of 5 Pages
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    Item 1(a) Name of Issuer:

              Acadiana Bancshares, Inc.

   Item 1(b)  Address of Issuer's Principal Executive Offices:

              107 West Vermilion Street
              Lafayette, Louisiana 70501

    Item 2(a) Name of Person Filing:

              Acadiana Bancshares, Inc. Employee Stock Ownership Plan Trust.

    Item 2(b) Address of Principal Business Office or, if None, Residence:

              Acadiana Bancshares, Inc.
              107 W. Vermilion Street
              Lafayette, Louisiana 70501

    Item 2(c) Citizenship:

              State of Louisiana

    Item 2(d) Title of Class of Securities:

              Common Stock, par value $.01 per share

    Item 2(e) CUSIP Number:

              004280  10 3

    Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

              (f)[X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
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CUSIP NO. 004280 10 3                                        Page 4 of 5 Pages
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    Item 4.   Ownership.

              (a) Amount beneficially owned: 217,563

              (b) Percent of class: 11.95%

              (c) Number of shares as to which such person has:

              (i) Sole power to vote or to direct the vote
                  163,770
                  -------
             (ii) Shared power to vote or to direct the vote 54,730
                                                             ------
            (iii) Sole power to dispose or to direct the disposition of
                  163,770
                  --------
             (iv) Shared power to dispose or to direct the disposition of
                  54,730
                  --------

    Item 5.   Ownership of Five Percent or Less of a Class.

              Not applicable.

    Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

              Al W. Beacham, M.D., William H. Mouton and Kaliste J. Saloom, Jr. are the trustees ("Trustees") of the trust (the "Trust") created pursuant to the Acadiana Bancshares, Inc. Employee Stock Ownership Plan ("ESOP") which holds 163,770 shares of common stock which have not been allocated to the accounts of participating employees to date, will be voted by the Trustees pursuant to the terms of the ESOP and may be deemed to be beneficially owned by the Trust. In addition, a total of 54,730 shares held in the Trust have been allocated to the accounts of participating employees to date, will be voted by the Trustees pursuant to such participating employees', direction and, as a result of such shared voting power, are included in the shares beneficially owned by the Trust.

    Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable.

    Item 8.   Identification and Classification of Members of the Group.

              Not applicable.

    Item 9.   Notice of Dissolution of Group.

              Not applicable.
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CUSIP NO. 004280 10 3                                        Page 5 of 5 Pages
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   Item 10.  Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   ACADIANA BANCSHARES, INC.
                                   EMPLOYEE STOCK OWNERSHIP PLAN TRUST



        February 12, 1999          By:/s/ Al W. Beacham
                                      ---------------------------------------
                                      Al W. Beacham, M.D.
                                      Trustee for the Acadiana Bancshares, Inc.
                                      Employee Stock Ownership Plan Trust



        February 12, 1999          By:/s/ William H. Mouton
                                      ---------------------------------------
                                      William H. Mouton
                                      Trustee for the Acadiana Bancshares, Inc.
                                      Employee Stock Ownership Plan Trust



        February 12, 1999          By:/s/ Kaliste J. Saloom, Jr.
                                      ---------------------------------------
                                      Kaliste J. Saloom, Jr.
                                      Trustee for the Acadiana Bancshares, Inc.
                                      Employee Stock Ownership Plan Trust
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